April 30, 2013

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Portugal Telecom, SGPS, S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on April 30, 2013.

Respectfully submitted,

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Zeinal Abedin Mahommed Bava
Name:	Zeinal Abedin Mahommed Bava
Title:	Chief Executive Officer

By:	/s/ Luis Pacheco de Melo
Name:	Luis Pacheco de Melo
Title:	Chief Financial Officer